

05042676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

8-47719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2004 AND ENDING January 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMC Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 West 114th Street, Suite #160
(No. and Street)

Leawood	KS	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce E. Bower (913) 661-1650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henderson Warren & Eckinger PC, PA
(Name – *if individual, state last, first, middle name*)

9300 West 110th Street, Suite #600 Overland Park, KS 66210
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce E. Bower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMC Financial, Inc., as of January 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA L. GLENN
Notary Public
State of Kansas
My Appointment Expires 12/30/2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (O) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMC FINANCIAL, INC.

STATEMENTS OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

JANUARY 31, 2005 AND 2004

SMC FINANCIAL, INC.

TABLE OF CONTENTS


H
W&E

HENDERSON WARREN & ECKINGER PC, PA

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
SMC Financial, Inc.
Leawood, Kansas

We have audited the accompanying statements of financial condition of SMC Financial, Inc. as of January 31, 2005 and 2004 that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SMC Financial, Inc. as of January 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the statements of financial condition, the Company's net capital was less than minimum required net capital at January 31, 2005.

Henderson Warren & Eckinger PC, PA

February 21, 2005

Corporate Woods Bldg. 55
9300 West 110th Street, Suite 600
Overland Park, Kansas 66210
Ph: 913-491-4144 Fax: 913-491-6821

SMC FINANCIAL, INC.

STATEMENTS OF FINANCIAL CONDITION

JANUARY 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash	$ 8,608	$ 11,408
	$ 8,608	$ 11,408

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
CURRENT LIABILITIES		
Accrued income taxes	$ 10,430	$ -
STOCKHOLDER'S EQUITY		
Common stock, $.10 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	100	100
Additional paid-in capital	11,900	11,900
Retained earnings (deficit)	(13,822)	(592)
	(1,822)	1,408
	$ 8,608	$ 11,408

See accompanying notes to the financial statements.

SMC FINANCIAL, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

JANUARY 31, 2005 AND 2004

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

SMC Financial, Inc. (the Company) is a Kansas corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company primarily serves individual customers in Kansas and Missouri.

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company's business is limited to mutual funds and variable annuities, and it promptly transmits all customer funds and securities received in connection with this activity as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 2 - INCOME TAXES

The provision for income taxes differs from the expense that would result from applying the federal statutory rate because of the surtax exemption and provision for state income taxes net of federal income tax effects.

NOTE 3 - NET CAPITAL REQUIRMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company has a net capital requirement of $5,000. At January 31, 2004, the Company had net capital of $11,408, and a ratio of aggregate indebtedness to net capital of 0 to 1.

At January 31, 2005, the Company's net capital had declined to a deficit of $1,822. Subsequent to the end of the year, upon discovery of this situation, management notified the SEC and NASD of the deficiency. Soon thereafter, the stockholder contributed additional capital of $8,000 to eliminate the capital deficiency. During the period of capital deficiency, the Company processed no security transactions.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company executes business, by subscription, in variable annuity contracts and load mutual funds for Wealth Management Advisors, Inc., a registered investment advisor owned by the Company's stockholder. For the years ended January 31, 2005 and 2004, the Company paid $32,000 and $128,000, respectively, in management fees to Wealth Management Advisors, Inc. for various expenses such as salary, rent, utilities and other expenses.


H
W&E

HENDERSON WARREN & ECKINGER PC, PA

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
SMC Financial, Inc.
Leawood, Kansas

In planning and performing our audit of the financial statements of SMC Financial, Inc. (the Company), for the years ended January 31, 2005 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons.

(2) Recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of

Corporate Woods Bldg. 55
9300 West 110th Street, Suite 600
Overland Park, Kansas 66210
Ph: 913-491-4144 Fax: 913-491-6821

financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal controls does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls that we considered to be material weaknesses as defined above.

We did, however, note matters involving the operation of internal controls that we do not consider to be material weaknesses, but that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal controls that, in our judgement, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements and supplemental schedules.

Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1

At January 31, 2005, the Company's net capital was below the minimum net capital pursuant to Rule 15c3-1 due to the failure to record accrued income taxes currently. Accounting principles generally accepted in the United States require the application of the accrual basis of accounting. When advised of the situation, management notified the appropriate regulatory authorities of the net capital deficiency. The Company has implemented procedures to ensure compliance with Rule 15c3-1 minimum net capital requirements on a periodic basis.

Declaration and Payment of Dividends

In November, 2004, the Company declared and paid dividends of $50,000. Broker-dealers of securities are subject to regulation under the Securities Exchange Act of 1934. In addition, as a member of the National Association of Securities Dealers, Inc. (NASD), the Company is subject to the rules of that association. In certain circumstances, the declaration and payment of dividends by a broker-dealer of securities may be prohibited, restricted, or require advance notification of regulators. Accordingly, when declaring and paying dividends, care should be taken to ensure the Company operates in accordance with these regulations.

Expense Sharing Agreement

The Company has an expense sharing arrangement with Wealth Management Advisors, Inc. (Wealth Management), an affiliated company, whereby the Company reimburses Wealth Management for shared expenses such as personnel costs, rent, telephone, office supplies, and other costs. In NASD Notice to Members 03-63 regarding expense sharing agreements

with another party, members must record expenses as incurred in an amount determined according to an reasonable allocation made by the third party on a consistent basis. These expenses should be recorded ratably as incurred. The broker-dealer must be prepared to provide the NASD with evidence of the reasonableness of the expenses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Henderson Warren & Eckinger PC, PA

February 21, 2005